Filed pursuant to Rule 433

June 5, 2007

Relating to

Preliminary Prospectus Supplement dated June 5, 2007 to

Prospectus Dated November 3, 2006

Registration Statement No. 333-138437

Genworth Financial, Inc.

Final Term Sheet

June 5, 2007

Issuer:	Genworth Financial, Inc.

Size:	$350,000,000

Security Type:	Senior Notes

Format:	SEC Registered

Maturity:	June 15, 2012

Coupon (Interest Rate):	5.650%

Yield to Maturity:	5.656%

Spread to Benchmark Treasury:	+70 bps

Benchmark Treasury:	4.750% due May 31, 2012

Benchmark Treasury Price and Yield:	99-03 1/4 (4.956%)

Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2007

Record Dates:	June 1 and December 1 of each year, beginning December 1, 2007

Optional Redemption:	Make Whole Call at the Treasury Rate + 12.5 basis points

Price to Public:	99.973%

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess of $2,000

Settlement Date:	June 12, 2007

Trade Date:	June 5, 2007

Joint Book-Running Managers:	Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of the prospectus by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, or by calling J.P. Morgan Securities Inc. at 212-834-4533 (call collect) or Wachovia Capital Markets, LLC at 1-866-289-1262.